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                                                            Page 1 of 5 Pages
CUSIP No. 460321201


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549


                                  SCHEDULE 13D
                                (Amendment No. 3)
                     Under the Securities Exchange Act of 1934

                      International Shipholding Corporation
                     ---------------------------------------
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                   460321201
                                ----------------
                                 (CUSIP Number)

                                 Erik F. Johnsen
                                   Suite 1700
                               650 Poydras Street
                          New Orleans, Louisiana 70130
                                 504-529-5470
             ----------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               November 14, 2000
             ----------------------------------------------------
           (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

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                                                            Page 2 of 5 Pages

CUSIP No. 460321201

1.  Name of Reporting Person
               Erik F. Johnsen

    S.S. or I.R.S. Identification No. of Above Person
               ###-##-####


2.  Check the Appropriate Box if a Member of a Group
              (a) ______
              (b) ______


3.  SEC Use Only


4.   Source of Funds
              PF


5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)_____.


6.   Citizenship or Place of Organization
              United States

-----------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power . . . . . . . . . . . . . . . . . . . . . . . 674,978

8.    Shared Voting Power . . . . . . . . . . . . . . . . . . . . . .   8,875

9.    Sole Dispositive Power . . . . . . . . . . . . . . . . . . . .  674,978

10.   Shared Dispositive Power . . . . . . . . . . . . . . . . . . . .  8,875

-----------------------------------------------------------------------------


11.   Aggregate Amount Beneficially Owned by Each Reporting Person
               683,853


12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               N/A

13.  Percent of Class Represented by Amount in Row (11)
               11.24%

14.  Type of Reporting Person
               IN


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                                                            Page 3 of 5 Pages
CUSIP No. 460321201

Item 1.   Security and Issuer.

     This statement relates to the common stock, $1.00 par value per share (the "Common Stock"), of International Shipholding Corporation (the "Issuer"), a Delaware corporation. The address of the principal executive offices of the Issuer is 650 Poydras Street, Suite 1700, New Orleans, Louisiana 70130.

Item 2.   Identity and Background

     (a)  Name of Reporting Person:

               Erik F. Johnsen

     (b)  Principal Business Address of Reporting Person:

               650 Poydras Street, Suite 1700
               New Orleans, Louisiana 70130

     (c)  Mr. Johnsen is President and a Director of the Issuer.

     (d) Mr. Johnsen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

     (e) Mr. Johnsen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

     (f)  Mr. Johnsen is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

       Not applicable.

Item 4.   Purpose of Transaction.

       Not applicable.

Item 5.   Interest in Securities of the Issuer

     (a)(b) As of the date hereof, the Reporting Persons, in the aggregate, beneficially own 683,853 shares of the Common Stock, which is approximately

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                                                            Page 4 of 5 Pages
CUSIP No. 460321201

11.24% of the shares of the Common Stock believed to be outstanding. Mr. Johnsen has sole voting and investment power with respect to 674,978 shares. Mr. Johnsen is reporting shared voting and investment power over 8,875 shares held by his spouse, with respect to which he disclaims beneficial ownership.

     (c) Mr. Johnsen has engaged in the following transactions in the Common Stock of the Issuer in the past 60 days:

     Mr. Johnsen distributed 232,319 shares to his adult children on November 14, 2000. These shares were previously held for the benefit of his children. Those shares were distributed pursuant to the Agreement filed as Exhibit A to this Schedule 13D.

     (d) Other party with right to receive or direct receipt of dividends or proceeds:

     Not applicable.

     (e) Date Reporting Person ceased to beneficially own more than 5% of shares:

     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Johnsen entered into an agreement on November 14, 2000 with his children under which Mr. Johnsen would distribute 232,319 shares to his children. These shares were previously held for the benefit of his children. However, Mr. Johnsen had sole voting and investment power with respect to these shares.

Item 7.   Material to be Filed as Exhibits.

A.   The Agreement described in Item 6.

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                                                            Page 5 of 5 Pages
CUSIP No. 460321201


                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     January 29, 2001


                                                  /s/ Erik F. Johnsen
                                                -----------------------
                                                     Erik F. Johnsen



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                                    EXHIBIT A

                                    AGREEMENT


THIS AGREEMENT entered into November 14, 2000, by and between ERIK F. JOHNSEN, on the one hand, and KAREN JOHNSEN BALDWIN, ERIK LEE JOHNSEN, ANNE JOHNSEN BAILEY and ROLF CHRISTIAN JOHNSEN (collectively "the Beneficiaries"), on the other hand.

WHEREAS, the Parties to this Agreement, together with Niels W. Johnsen and George Denegre, Trustees for the Beneficiaries under the Last Will and Testament of Edna Lee Johnsen, entered into a certain Agreement dated September 30, 1987 ("the Agreement"), by which Erik F. Johnsen agreed to continue holding in his name 204,856 shares of International Shipholding Corporation ("ISC"), all on the terms and conditions of that Agreement;

WHEREAS, the original term of that Agreement has expired and the Parties wish to terminate the arrangement provided therein and transfer the affected shares of ISC into the names of the respective Beneficiaries and to release Erik F. Johnsen from further responsibility under the terms of that Agreement;

NOW, THEREFORE, the Parties agree as follows:

1. Because of certain transfers to one or more of the Beneficiaries and stock dividends affecting ISC stock, Erik F. Johnsen presently holds a total 232,318.75 shares of ISC stock under the terms of the Agreement, which the parties have rounded to 232,319 for the convenience of all parties. The precise number of shares held for each of the Beneficiaries is as follows:

Karen Johnsen Baldwin    37,253
Erik Lee Johnsen         35,022
Anne Johnsen Bailey      80,022
Rolf Christian Johnsen   80,022

2. Since all of the Beneficiaries are over 35 years old, the trusts established for their benefit under the will of their mother Edna Lee Johnsen have terminated, and the Beneficiaries have succeeded to the rights and obligations of Niels W. Johnsen and George Denegre, Trustees, under the terms of the Agreement.

3.   The Beneficiaries have received a full and complete accounting from Erik
F. Johnsen for the number of shares held for their benefit under the Agreement and for cash

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receipts and disbursements relating to their respective shares of ISC, and they are satisfied that this accounting is true and correct.

4. The Agreement is hereby terminated, and Erik F. Johnsen will transfer to each of the Beneficiaries as he or she instructs the number of shares to which he or she is entitled as shown above.

5. Upon receipt of his or her shares from Erik F. Johnsen, each of the Beneficiaries hereby releases Erik F. Johnsen from any further responsibility under the Agreement and from any and all claims by him or her against said Erik F. Johnsen for his actions under the Agreement.

Executed in multiple originals, as of the day and date first above written.


                                                  /s/ Erik F. Johnsen
                                                 ---------------------
                                                    Erik F. Johnsen


                                               /s/ Karen Johnsen Baldwin
                                               -------------------------
                                                 Karen Johnsen Baldwin


                                                  /s/ Erik Lee Johnsen
                                                 ----------------------
                                                    Erik Lee Johnsen


                                                /s/ Anne Johnsen Bailey
                                                -----------------------
                                                  Anne Johnsen Bailey


                                              /s/ Rolf Christian Johnsen
                                              --------------------------
                                                Rolf Christian Johnsen